EXHIBIT 99.1

MATERIAL CHANGE REPORT

FORM 51-102F3

Item 1 Name and Address of Corporation

Electrovaya Inc. (the “Corporation”)

6688 Kitimat Road

Mississauga, Ontario

L5N 1P8

Item 2 Date of Material Change

July 6, 2023

Item 3 News Release

A news release with respect to the subject matter of the material change was issued on July 3, 2023. A copy of the news release is available under the Corporation’s profile on SEDAR at www.sedar.com.

Item 4 Summary of Material Change

The Corporation completed the previously announced listing and commencement of trading of its common shares (“Common Shares”) on the Nasdaq Capital Market (“Nasdaq”).

Item 5 Full Description of Material Change

The Corporation completed its previously announced listing, and commenced trading, on Nasdaq.

The Corporation believes listing the Common Shares for trading on Nasdaq may enhance the Corporation’s capital markets profile with the potential effects of expanding the universe of shareholders who may invest in Common Shares, increasing financing opportunities and increasing the liquidity of the Common Shares.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

None.

Item 8 Executive Officer

Enquiries in respect of the material change referred to herein may be made to:

Raj Das Gupta

Chief Executive Officer

Tel.: 905-855-4627

Item 9 Date of Report

July 17, 2023